Cusip 881584106
Item 1:  Reporting Person: Arnhold and S. Bleichroeder, Inc. (Tax ID: 134959915)
Item 4:  State of New York
Item 5:  1,097,100 *
Item 6:  None
Item 7:  1,097,100 *
Item 8:  None
Item 9:  1,097,100 *
Item 11: 7.84% *
Item 12: BD

* Includes the 621,700 shares of Common Stock to which Arnhold and S. Bleichroeder, Inc. expressly disclaims beneficial ownership (See Item 4 (a) below).


Cusip 881584106
Schedule 13 G (Cont.)

Item 1(a)-  Name of Issuer: Tescorp, Inc.

Item 1(b)-  Address of Issuer's Principal Executive Offices:

                  327 Congress Avenue, Ste 200
                  Austin, TX 78701

Item 2(a)-  Name of Person Filing: Arnhold and S. Bleichroeder, Inc.


Item 2(b)-  Address of Principal Business Office:    1345 Ave of Americas
                                                     New York, NY 10105

Item 2(c)-  Citizenship: New York, NY, USA (Place of Incorporation)

Item 2(d)-  Title of Class of Securities:      Common Stock

Item 2(e)- Cusip Number: 881584106

Item 3-This statement is being filed pursuant to Rule 13d-1(b). The person filing is a : (a) Broker or Dealer registered under Section 15 of the act; and (e)-Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.

Item 4(a) Amount beneficially owned: As of December 31, 1996, Arnhold and S. Bleichroeder, Inc. held an aggregate of 475,400 shares of Common Stock directly for its own account. Such shares include: (i) 283,800 shares issuable upon exercise of a Stock Purchase Warrant, dated as of May 5, 1995, exercisable at any time and from time to time, on or prior to May 5, 2000, at an exercise price of $2.00 per share (subject to certain adjustments); and (ii) 165,600 shares issuable upon exercise of a Stock Purchase Warrant dated as of December 21, 1995, exercisable at any time and from time to time, on or prior to December 21, 2000, at an exercise price of $3.125 per share (subject to certain adjustments).

In addition, Arnhold and S. Bleichroeder, Inc. ("A & SB) is the investment advisor for a number of investment companies (each a "Fund"). Pursuant to its advisory agreement with each Fund, A & SB has sole power to vote and dispose of the securities held by each Fund and is therefore deemed the beneficial owner, for the purposes of Rule 13d-3, of the securities held by the Fund. A & SB may also be considered the beneficial owner, for the purposes of Rule 13d-3, of the securities held in discretionary accounts (the "Discretionary Accounts") for which A & SB acts as investment advisor. A & SB has sole power to vote and dispose of the securities in each Discretionary Account. An aggregate of 621,700 shares of Common

Cusip   378507503
Schedule G (Cont.)

Stock are held by such Funds and in such Discretionary Accounts. Such shares include an aggregate of 536,000 shares issuable upon conversion of an aggregate of 16,750 shares of 1995 Preferred Stock.

Pursuant to Rule 13b-4 promulgated under the Act, Arnhold and S. Bleichroeder, Inc. expressly disclaims beneficial ownership of the 621,700 shares of Common Stock held by such Funds and in such Discretionary Accounts.

 A & SB's decisions regarding voting and disposing of the securities held in each fund and in each Discretionary Account, depending upon the relevant investment objectives and other factors. A & SB disclaims the existence of a "group" among itself, the Funds and the Discretionary Accounts for the purposes of Sections 13(d) and 13(g) of the Act.

Item 4(b) - Percent of Class: 7.84% *

Item 4(c)- Number of Shares to which A & SB has:
         (i)--sole power to vote or to direct the vote:              1,097,100 *
         (ii)-shared power to vote or to direct the vote:                -0-
         (iii)sole power to dispose or to direct the disposition of: 1,097,100 *
         (iv)-shared power to dispose or to direct the disposition of    -0-

*Includes  the  621,700   shares  of  Common  Stock  to  which  Arnhold  and  S.
Bleichroeder, Inc. expressly disclaims beneficial ownership (See Item 4(a) above).

Item 5   -  Ownership of Five Percent or Less of a Class:  Not Applicable
            --------------------------------------------

Item 6   -  Ownership of More than Five percent on Behalf of Another Person:
            ----------------------------------------------------------------

         See Item 4(a) above.

Item 7-Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable

Item 8-Identification and Classification of Members of the Group:

         Not Applicable

Cusip   879075109
Schedule G (Cont.)


Item 9-Notice of Dissolution of Group:

         Not Applicable

Item 10  -  Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: February 13, 1997

         ARNHOLD AND S. BLEICHROEDER, INC.


         By:      /S/ Ronald A. Bendelius
                 --------------------------------
                  Ronald A. Bendelius
                  Senior Vice President


         By:      /S/ Charles J. Rodriguez
                 -------------------------------
                  Charles J. Rodriguez
                  Senior Vice President